JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the shares of the Common Stock.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of August, 2025.

Stephens Investment Management Group LLC

By: /s/ Allison Rhodes
Allison Rhodes
General Counsel and Chief Compliance Officer

Stephens Investments Holdings LLC

By: /s/ Todd Ferguson
        Attorney in fact

Warren A. Stephens Trust UID 9/30/87

By: /s/ Todd Ferguson
        Attorney in fact

Warren A. Stephens

By: /s/ Todd Ferguson
        Attorney in fact